

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

September 8, 2009

Hua-Cai Song
Chief Executive Officer
#35, Baita Zhong Road,
Yujiang County, Jiangxi Province
P.R. of China 335200

> **Re: The Jade Art Group**
> **Form 8-K/A, Item 4.01**
> **Filed on September 3, 2009**
> **File No. 333-137134**

Dear Mr. Hua-Cai Song:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant